August 20, 2019

Maria Maccecchini, Ph.D.
President and Chief Executive Officer
Annovis Bio, Inc.
1055 Westlakes Drive, Suite 300
Berwyn, PA 19312

       Re: Annovis Bio, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 8, 2019
           File No. 333-232529

Dear Dr. Maccecchini:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2019 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Our Company, page 1

1. We note your revisions in response to our prior comment 1. Please further revise your disclosure to provide appropriate context for various conclusions as to the performance of your product candidates and revise and/or remove any statements that imply efficacy.
       As one example, we note that your goal is for your Phase 2a studies to demonstrate that
       ANVS-401 "normalizes" CSF levels and inflammatory markers, "as previously seen in preclinical studies." Please remove the statement that your preclinical studies
       "normalized" CSF levels and inflammatory markers and balance your disclosure by discussing the results of your study of ANVS-401 in MCI patients, where the reduction of
 Maria Maccecchini, Ph.D.
FirstName LastNameMaria Maccecchini, Ph.D.
Annovis Bio, Inc.
Comapany NameAnnovis Bio, Inc.
August 20, 2019
August 20, 2019 Page 2
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FirstName LastName
         only two inflammatory markers was statistically significant. In addition, we note conclusory statements throughout such as ANVS-301 "made the old rats cognitively equivalent to young rats," and ANVS-401 restored axonal transport, memory and learning, and colonic motility. Please remove these statements and instead discuss the specific results of your studies in quantitative terms so that an investor will understand the significance of your results.
Pipeline, page 2

2. We note your response to our prior comment 6 and re-issue in part. Please provide us your analysis as to why you believe these programs are material enough to be included in your pipeline table.
Pathway Engagement, page 6

3. We note your disclosure that the nerve cells' stain signal was the same in ANVS-405 treated rats as for sham treated animals. Please quantify the percentage of nerve cells that died in both. Please also explain what is meant by "sham treated animals."
Use of Proceeds, page 60

4. Please revise your disclosure to state how far you expect the proceeds of the offering will allow you to proceed in the development of ANVS-405 and ANVS-301. Please also disclose the sources of additional funding required to develop each of your product candidates through to commercialization. Refer to Instruction 3 to
Item 504 of Regulation
         S-K.
Management's Discussion and Analysis
Overview
Company Overview, page 70

5. We note your response to our prior comment 4. Please delete the language stating that successful completion of the AD and PD study will "validate the target."
Business, page 82

6. We note several references to statistical significance and p-values in this section. Please explain how "p-value" is used to measure statistical significance and the relevance of statistical significance to the FDA's evidentiary standards for drug approval.
7. We note your disclosure on page 94 that the level of neurotoxic proteins in the four patients decreased by between 35% and 65%, and that these levels were "similar" to the levels measured in four healthy volunteers. Given the limited number of participants in the study, please disclose the specific reduction in neurotoxic proteins for each patient, and the levels measured for each of the four participants without mild cognitive impairment, including the comparison made between each patient and Maria Maccecchini, Ph.D.
Annovis Bio, Inc.
August 20, 2019
Page 3
      volunteer supporting your conclusion that the levels were similar. In addition, we note that the y axis for the graphs on page 94 states shows the percent of untreated MCI group, but it is not clear how this relates to the data shown for "MCI 11 Day" and "Healthy
      Volunteer." Please clearly present the results for each of the four patients as compared to each of the four volunteers. Please also balance your discussion of these results throughout the prospectus to provide quantitative results instead of saying that the levels were "back to the levels measured in healthy volunteers" and indicate that the study included only four patients and four volunteers without mild cognitive impairment. Please also tell us if there is a generally accepted level of neurotoxic proteins in healthy adults such that you can assume the four volunteers are representative of the population generally.
       You may contact Mark Brunhofer at 202-551-3638 or Lisa Vanjoske at 202-551-3614 if
you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any other questions.



                                                           Sincerely,
FirstName LastNameMaria Maccecchini, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameAnnovis Bio, Inc.
                                                           Office of Healthcare
& Insurance
August 20, 2019 Page 3
cc:       John W. Kauffman
FirstName LastName